EXHIBIT 12. Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in millions)
Consolidated pretax income	$890.8	$5,889.3	$5,408.2	$5,349.5	$6,525.2	$5,357.8
Interest(1)	45.8	184.2	198.8	211.7	211.5	291.5
Less interest capitalized during the period	(8.0)	(24.1)	(21.0)	(25.7)	(26.0)	(30.2)
Earnings	$928.6	$6,049.4	$5,586.0	$5,535.5	$6,710.7	$5,619.1
Fixed charges	$45.8	$184.2	$198.8	$211.7	$211.5	$291.5
Ratio of earnings to fixed charges	20.3	32.8	28.1	26.1	31.7	19.3

[1]
Interest is based upon interest expense reported as such in the consolidated condensed statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.